Exhibit 99.1

First Patient Dosed with Cellectis’ New Allogeneic UCART123 Product Candidate for Relapsed/Refractory Acute Myeloid Leukemia

AMELI-01 Clinical Trial Uses New UCART123 Construct With Optimized Production Process & New IND Number

First Patient Dosed at MD Anderson Cancer Center

NEW YORK--(BUSINESS WIRE)--January 15, 2020--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Euronext Growth: ALCLS - Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), announced today the first patient dosing in AMELI-01, the Phase 1 dose escalation clinical trial evaluating a new UCART123 product candidate in relapsed/refractory acute myeloid leukemia (AML). This trial, sponsored by Cellectis, is part of an Investigational New Drug (IND) from the US Food and Drug Administration for a new UCART123 construct and an optimized production process, and will evaluate the safety, expansion, persistence and clinical activity of the product candidate in patients with relapsed/refractory AML. AMELI-01 replaces the first US clinical trial assessing the UCART123 product candidate.

“Cellectis invented and has pioneered the allogeneic approach for many years,” said Dr. André Choulika, Chairman and CEO, Cellectis. “Being a leader of the space, it’s important for us to consistently improve our technology and manufacturing expertise to remain at the forefront. With this new IND, we are delivering on our promise of continual innovation in order to advance the efforts of our clinical trials. We hope that with this optimized production process, our UCART123 product candidate will be well equipped to help people living with AML.”

This clinical trial is led by Gail J. Roboz, M.D., Professor of Medicine at Weill Cornell Medicine and New York-Presbyterian (New York, USA), in collaboration with Naveen Pemmaraju, M.D., Associate Professor, Department of Leukemia, Division of Cancer Medicine at The University of Texas MD Anderson Cancer Center (Texas, USA), David Sallman, M.D., Assistant Member in the Malignant Hematology Department at H. Lee Moffitt Cancer Center (Florida, USA), and Daniel DeAngelo, M.D., Ph.D., Institute Physician and Director of Clinical and Translational Research of Adult Leukemia at Dana Farber Cancer Institute (Massachusetts, USA).

About UCART123

Our wholly controlled product candidate, UCART123, is a gene-edited T-cell investigational drug that targets CD123, an antigen expressed at the surface of leukemic cells in AML. In July 2019, the US Food and Drug Administration (FDA) accepted an Investigational New Drug (IND) for Cellectis to conduct a Phase 1 clinical trial with an optimized version of the UCART123 product candidate in patients living with AML. This IND includes a new UCART123 construct and an optimized production process, and replaces our previous IND on UCART123.

About Cellectis

Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 20 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to target and eradicate cancer cells.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL), multiple myeloma (MM), Hodgkin lymphoma (HL) and non-Hodgkin lymphoma (NHL).

Cellectis headquarters are in Paris, France, with additional locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

TALEN® is a registered trademark owned by Cellectis.

Disclaimer

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2018 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

# # #

Contacts

For further information, please contact:

Media contacts:
Jennifer Moore, VP of Communications, 917-580-1088, media@cellectis.com
Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241, ckasunich@kcsa.com

IR contact:
Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com